Exhibit 6
CVF Technologies Corporation
Biorem results for period 11/24/04 to 12/31/04
recorded by equity method of accounting
cdn $

e:bioremequityacctg2004

Based on Equity Accounting	cdn $

Net profit 12/31/04 per Biorem	$972,097

Net profit 9/30/04 per Biorem	$641,597

Net loss CVF consolidated 10/1/04 to 11/23/04	($148,438)

Net profit 11/24/04 to 12/31/04	$478,938

% CVF holds	48.4%

Income from Equity Holding	$231,806

Note: Due to the Special Rights Agreement signed with the Expansion Capital Investment
(the Special Rights Agreement allowed CVF, Coburn and Herner to vote as if the convertible debt was also converted into Biorem shares)
CVF had 52.4% of the stock until November 24, 2004 when # 298,296 Biorem shares owned by CVF were transferred to Ian Jamieson with respect to CVF's note payable. Therefore on
November 24, 2004 CVF had 48.4 &% of the Biorem stock until January 2005.

Therefore CVF will consolidate Biorem through November 23, 2004 and record Biorem's income on the equity method from November 24, 2004 to December 31, 2004.